UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Advanced Disposal Services, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

00101N107
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 under the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00101N107
1.	NAMES OF REPORTING PERSONS BTG Pactual International Portfolio Fund II SPC, Segregated Portfolio BTGPH Corp Hedge
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,578,316
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,578,316
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,316
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%(1)
12.	TYPE OF REPORTING PERSON (see instructions) OO
(1)      Based on 4,578,316 Common Stock shares outstanding as of December 31, 2016, as provided by the Issuer.

CUSIP No. 00101N107
1.	NAMES OF REPORTING PERSONS Banco BTG Pactual S.A. - Cayman Branch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands Branch of a Brazilian Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,578,316
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,578,316
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,316
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO
(1)      Based on 4,578,316 Common Stock shares outstanding as of December 31, 2016, as provided by the Issuer.

CUSIP No. 00101N107
1.	NAMES OF REPORTING PERSONS Banco BTG Pactual S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,578,316
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,578,316
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,316
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO
(1)      Based on 4,578,316 Common Stock shares outstanding as of December 31, 2016, as provided by the Issuer.

CUSIP No. 00101N107
1.	NAMES OF REPORTING PERSONS BTG Pactual Holding S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,578,316
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,578,316
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,316
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO
(1)      Based on 4,578,316 Common Stock shares outstanding as of December 31, 2016, as provided by the Issuer.

CUSIP No. 00101N107
1.	NAMES OF REPORTING PERSONS BTG Pactual G7 Holding S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,578,316
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,578,316
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,316
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO
(1)      Based on 4,578,316 Common Stock shares outstanding as of December 31, 2016, as provided by the Issuer.

Item 1.

(a)	Name of Issuer:
Advanced Disposal Services, Inc.

(b)	Address of Issuer's Principal Executive Offices:
90 Fort Wade Road, Ponte Vedra, Florida 32081

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	BTG Pactual International Portfolio Fund II SPC, Segregated Portfolio BTGPH Corp Hedge (“BTG”), a segregated portfolio company organized under the laws of the Cayman Islands;

(ii)
Banco BTG Pactual S.A. - Cayman Branch, a Cayman Islands branch of a corporation duly incorporated in Brazil, which wholly owns BTG and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(iii)
Banco BTG Pactual S.A., a corporation duly incorporated in Brazil, of which Banco BTG Pactual S.A.—Cayman Islands Branch is a branch and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(iv)	BTG Pactual Holding S.A., a Brazilian corporation, which directly controls Banco BTG Pactual S.A. and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby; and

(v)	BTG Pactual G7 Holding S.A., a Brazilian corporation, which directly controls BTG Pactual Holding S.A. and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby.

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Exchange Act is filed as Exhibit 1 hereto.

(b)	Address of the Principal Office or, if none, residence

(i)	BTG, 1209 Orange Street, Wilmington, Delaware 19801.

(ii)	Banco BTG Pactual S.A. - Cayman Branch, 68 Fort Street, Grand Cayman Islands, Cayman Islands.

(iii)	Banco BTG Pactual S.A., Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil.

(iv)	BTG Pactual Holding S.A., Av. Brigadeiro Faria Lima, 3477, 14th Floor, part, Itaim Bibi, City and State of São Paulo, 04538-133, Brazil.

(v)	BTG Pactual G7 Holding S.A., Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil.

(c)	Citizenship
See Item 4 of each of the cover pages.

(d)	Title of Class of Securities
Common Stock, $0.01 par value per share

(e)	CUSIP Number
00101N107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	□ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	□ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	□ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	□ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	□ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	□ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	□ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	□ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	□ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	□ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2017

BTG PACTUAL INTERNATIONAL PORTFOLIO FUND II SPC, SEGREGATED PORTFOLIO BTGPH CORP HEDGE

By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatories

By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatories

BANCO BTG PACTUAL S.A.—CAYMAN BRANCH

By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatories

By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatories

BANCO BTG PACTUAL S.A.

By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatories

By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatories

BTG PACTUAL HOLDING S.A.

By:	/s/ Marcelo Kalim
Name: Marcelo Kalim
Title: Authorized Signatories

By:	/s/ Roberto Sallouti
Name: Robert Sallouti
Title: Authorized Signatories

BTG PACTUAL G7 HOLDING S.A.

By:	/s/ Marcelo Kalim
Name: Marcelo Kalim
Title: Authorized Signatories

By:	/s/ Roberto Sallouti
Name: Robert Sallouti
Title: Authorized Signatories

EXHIBIT INDEX

No.	Exhibit
1
Joint Filing Agreement, dated as of February 1, 2017, by and among BTG Pactual International Portfolio Fund II SPC, Segregated Portfolio BTGPH Corp Hedge, Banco BTG Pactual S.A.—Cayman Branch, Banco BTG Pactual S.A., BTG Pactual Holding S.A., and BTG Pactual G7 Holding S.A..